

April 29, 2014

<u>**Via U.S. Mail**</u>
Mr. William Reed McKay
Chief Executive Officer
Trans-Pacific Aerospace Company, Inc.
2975 Huntington Drive, Suite 107
San Marino, California 91108

> **Re: Trans-Pacific Aerospace Company, Inc.**
>   **Form 8-K**
>   **Filed April 25, 2014**
>   **File No. 333-148447**

Dear Mr. McKay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed April 25, 2014

1.   We note in the second paragraph, in accordance with Item 304(a)(1)(ii) of Regulation S-K, you provided a statement indicating your accountants' reports on your financial statements for each of the past two years "…did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to audit scope, procedure or accounting principles." This requirement includes disclosure in the accountants' report of uncertainty regarding your ability to continue as a going concern. Please revise your disclosure to fully address this requirement.

2.   Please include a revised, updated letter from your former accountants addressing the revised disclosures in your amendment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Donald F. Delaney, Senior Accountant, at (202) 551-3863.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief